UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

Commission File Number 1-15401

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

ENERGIZER HOLDINGS, INC.
533 Maryville University Drive
St. Louis, Missouri 63141
(314) 985-2000

INDEX TO FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Energizer Holdings, Inc. Savings
Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energizer Holdings, Inc. Savings Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Louis, Missouri
June 23, 2004

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31,
(Dollars in Thousands)

	2003		2002
Assets
Investments, at fair value (Note 2)
Vanguard PRIMECAP Fund Investor Shares	$12,443		$7,436
Shares in registered investment companies	65,023		39,180
Vanguard Index Trust - 500 Portfolio	68,898	*	48,048	*
Vanguard Money Market Reserve Fund - Federal Portfolio	21,843		25,038	*
Vanguard Wellington Fund Investor Shares	35,579	*	29,009	*
Vanguard Windsor II Fund Investor Shares	32,503	*	24,281	*
Vanguard Trust Fund - Investment Contract	96,798	*	82,659	*
Common stock - Energizer Holdings, Inc. Stock (Note 5)	89,864	*	67,875	*
Common stock - Pfizer, Inc. Stock (Note 6)	41,861	*	-
Loans to participants	9,599		7,939

Total Investments	474,411		331,465

Insurance company contracts, at contract value (Note 2)	932		3,069

Receivables
Employer contributions	167		155
Participant contributions	646		567

Total Receivables	813		722

Total Assets	$476,156		$335,256

Liabilities
Accrued administrative expenses	46		21

Total Liabilities	$46		$21

Net Assets Available for Plan Benefits	$476,110		$335,235

See Notes to Financial Statements

* Investment represents 5% or more of Plan's net assets.

ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS
(Dollars in Thousands)

	Year Ended	Year Ended
	December 31, 2003	December 31, 2002
Additions To Net Assets Attributed To:
Interest income	$4,516	$4,540
Dividend income	4,451	3,811
Net appreciation/(depreciation) in the fair value of investments	69,065	(8,518)

	78,032	(167)

Contributions
Employer	5,177	3,719
Participant	16,947	12,616

	22,124	16,335

Total Additions	100,156	16,168

Deductions From Net Assets Attributed To:
Benefits paid	21,518	20,415
Administrative expenses	49	29

Total Deductions	21,567	20,444

Net Increase/(Decrease)	78,589	(4,276)

Transfer from Pfizer Savings Investment Plan (Notes 1 and 6)	62,286	-

Net Assets Available for Plan Benefits
Beginning of year	335,235	339,511

End of year	$476,110	$335,235

See Notes to Financial Statements

ENERGIZER HOLDINGS, INC.
SAVINGS INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 - Description of the Plan

On March 28, 2003, Energizer Holdings, Inc. (the Company) acquired the worldwide Schick-Wilkinson Sword (SWS) business from Pfizer, Inc. In conjunction with the acquisition, the net assets available to plan participants associated with SWS employees were transferred from the Pfizer Savings Plan to the Energizer Savings Investment Plan (the Plan) and these individuals are no longer participants in the Pfizer Savings Plan. From March 29, 2003 through December 31, 2003, SWS employee benefits replicated many of the provisions of the Pfizer Savings Plan. As of January 1, 2004, SWS employee benefits followed all provisions of the Energizer Holdings, Inc. Savings Investment Plan.

For the period of March 29, 2003 through December 31, 2003, the provisions of the Pfizer, Inc. Savings Plan were cloned within the Plan. Those cloned terms applied to SWS employees for that specific period. Effective January 1, 2004, those cloned terms were no longer applicable and the SWS employees became covered by the standard Plan terms. The Plan was amended to incorporate the terms of the Pfizer, Inc. Savings Plan for March 29, 2003 through December 31, 2003. This amendment automatically expired on December 31, 2003.

The following is a summary description of the Plan and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined-contribution plan, established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Company matching contributions.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA. It is the Company’s intent that the Plan meets the requirements of Section 404(c) of ERISA. Section 404(c) relieves plan fiduciaries of liability for losses that are the direct and necessary result of the participant’s exercise of control over assets in the participant’s savings plan account.

Plan Participation – Participation in the Plan is open to substantially all regular full and part-time domestic employees of the Company and its designated subsidiaries, including certain internationally assigned employees who are subject to the U. S. Federal Insurance Contributions Act tax. Employees are eligible to participate as of the first day of employment and may contribute to the Plan upon enrollment.

Contributions – For Energizer employees, participants can contribute from 1% to 50% of their compensation as defined by the Plan in 1% increments on a before-tax basis, subject to Internal Revenue Service (IRS) limits. Before-tax contributions not exceeding 6% of the participant’s compensation are matched 50% by the Company.

For SWS employees, participants can contribute from 1% to 20% of their compensation as defined by the Plan on a before-tax basis, subject to IRS limits. Before-tax contributions not exceeding 6% of the participant’s compensation are matched 100% for the first 3% and 50% for the next 3% by the Company from March 29, 2003 through December 31, 2003. As of January 1, 2004, SWS participant contributions will be matched at the same percentage as Energizer employees and contribution percentage levels will be the same as Energizer participants.

For Energizer employees, after-tax contributions not exceeding 1% of the participant's compensation are matched 325% by the Company.  This match is separately credited to a participant’s PensionPlus Match Account in the Energizer Holdings, Inc. Retirement Plan, the Company’s non-contributory defined benefit pension plan covering substantially all domestic employees. Participants may also contribute an additional 1% to 21% of their compensation on an after-tax basis that is not matched by the Company, subject to IRS and Plan limits. Therefore, participants may contribute a total of 1% to 22% of compensation on an after-tax basis.

For SWS employees, participants may contribute 1% to 15% of their compensation on an after-tax basis. These contributions are credited to the participant’s After-Tax Investment Account established under the Pfizer Savings Plan. As of January 1, 2004, SWS employees will be eligible to make after-tax contributions into the Plan at the same percentages as Energizer employees. The PensionPlus Match provision will also be available to SWS employees as of January 1, 2004.

Combined before-tax and after-tax participant contributions may not exceed 72% of compensation, as limited by federal income tax laws and Plan terms. The total of before-tax, after-tax and Company matching contributions allocated to participants’ accounts is limited to the lesser of $40,000 or 100% of the participants’ compensation as defined by the Plan for the calendar year.

Investment Options – All participant contributions are invested at the participant’s direction in the investment funds offered by the Plan and selected by the participant. For Energizer employees, the 50% Company match on the participant’s first 6% of before-tax contributions is directed to the Energizer ESOP Common Stock Fund (ENR Stock Fund). For SWS employees, from March 29, 2003 through December 31, 2003 the 100% match on the participant’s first 3% of before-tax contributions and the 50% match on the participant’s next 3% of before-tax contributions is also directed to the ENR Stock Fund. As of January 1, 2004, SWS participant contributions will be matched at the same percentage as Energizer employees and will still be directed to the ENR Stock Fund. The Company match, for Energizer and SWS participants may not be transferred to any other investment funds, except as provided by the diversification provision of the Plan applicable to participants who have attained age 55 and completed ten years of Plan participation. If these requirements are met, up to 50% of the Company match may be diversified. A participant’s contributions invested in the ENR Stock Fund are fully diversifiable into other funds within the Plan, with the exception of Pfizer, Inc, stock. Participants may also transfer amounts from other investment funds into the ENR Stock Fund.

For SWS participants that received Pfizer stock prior to the acquisition by Energizer as part of the Pfizer Company match under the Pfizer Savings Plan, diversification provisions applicable to these funds are different than the diversification provisions applicable to the Energizer Company match. The Pfizer Company match and all other Pfizer stock must be transferred to other investment funds by March 28, 2005.

For SWS participants that invested in Pfizer stock as part of the Pfizer Savings Plan, participants may exchange out of the Pfizer Stock Fund into other funds offered under the Plan, but cannot invest new contributions or exchange any portion of their existing account into the Pfizer Stock Fund. Any assets remaining in the Pfizer Stock Fund on March 28, 2005 will be reinvested in accordance with the SWS participant’s investment directions, or, if no such directions have been provided, invested in the Vanguard Federal Money Market Fund.

Vesting – Employee before-tax and after-tax contributions and earnings thereon vest immediately. For Energizer employees, Company matching contributions and earnings thereon vest over a period of four years at a rate of 25% per year for each year of Company service. Participants are 100% vested in Company matching contributions and earnings thereon after four years of service. In the event of a participant’s attainment of age 65, retirement, death, or total and permanent disability, Company contributions and earnings thereon become 100% vested, even if the participant has rendered fewer than four years of service.

For SWS participants, Company matching contributions and earnings from the ENR Stock Fund vest over the same period as defined above for Energizer employees. For SWS employees who were employed by Pfizer on March 28, 2003, were participants in the Pfizer Savings Plan on March 28, 2003 and who became an employee of the Company on or after March 29, 2003 without any intervening employment became 100% and fully vested on March 28, 2003 in matching contributions and earnings from the Pfizer Stock Fund received under the Pfizer Savings Plan.

Plan Withdrawals – For Energizer participants, Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. For SWS employees, Plan withdrawals from March 29, 2003 through December 31, 2003 of before-tax contributions may be made prior to retirement, death, disability, termination, cases of financial hardship or at the age of 59 1/2. Effective January 1, 2004, Plan withdrawals for SWS employees will follow the same provisions as those defined for Energizer employees. For all participants, hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator (see “Plan Administration” below). After-tax contributions and earnings thereon may be withdrawn at any time.

Participant Loans - Participants may borrow from their accounts subject to the provisions of the Plan. Loans are limited in the aggregate to the lesser of $50,000 or 50% of the vested amount in the participant’s account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans, at a fixed rate of 1 percentage point above the prime rate on the date of the loan. Participant loans can be short or long-term, up to a maximum loan period of five years for general-purpose loans and 10 years for the purchase of a principal residence. Loan repayments are made through payroll deduction each pay period. Participants must agree orally (ratified by subsequent cashing of the loan check), electronically, or in writing to the terms of the loan. In the event of the participant’s termination, the unpaid balance and accrued interest are due immediately and payable in full.

Forfeitures – Upon the participant’s termination of employment, any Company matching contributions and the earnings thereon that are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes additional years of service. Forfeitures, net of amounts restored, are used to reduce future Company contributions required under the Plan. Forfeitures were $19,000 and $35,000 for the years ended December 31, 2003 and 2002, respectively.

Plan Administration – The Plan is administered by the Energizer Plans Administrative Committee (EPAC). EPAC, which reviews and determines benefit appeals by participants, has the exclusive right to interpret the Plan and to decide matters arising under the Plan or in connection with its administration, including determination of eligibility for, and the amount of distributions and withdrawals. Management of Plan assets was under the direction of the Energizer Plans Investment Committee (EPIC) until November 2001. As of November 2001, the Board combined EPIC and EPAC into one group called EPAC.

Members of the EPAC are Company employees and are appointed by the Company’s Board of Directors. They are listed as follows:

Daniel J. Sescleifer	Executive Vice President and Chief Financial Officer

William C. Fox	Vice President and Treasurer

Peter J. Conrad	Vice President, Human Resources

Mark A. Schafale	Vice President and Controller

Joseph J. Tisone	Vice President, Global Operations

Geraldine S. Auger	Vice President, Human Resources

Vanguard Fiduciary Trust Company is Trustee of the assets of the Plan. As Trustee, Vanguard Fiduciary Trust Company has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Plan Termination - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

NOTE 2 - Summary of Significant Accounting Policies

The significant accounting policies followed by the Plan are described below:

Basis of Accounting - The financial statements of the Plan are prepared using the accrual basis of accounting, except that distributions to participants are recorded when paid.

Investment Valuation - The Plan’s investments are stated at fair value, except for insurance company contracts, which are stated at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The ENR Stock Fund and the Pfizer Stock Fund are recorded at fair value, based on the closing market price of the stock on the last business day of the Plan year. Notes receivable from participants are valued at cost, which approximates fair value.

Within the Investment Contract Trust Fund (Retirement Savings Trust), investments with insurance companies are all benefit-responsive investment contracts reported at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. There are no valuation reserves against contract value for the credit risk of the contract issuer or otherwise. The average yield for the investment contracts was 4.07% and 4.65% for the years ended December 31, 2003 and 2002, respectively. The weighted-average crediting rate for these contracts was 4.06% and 4.77% at December 31, 2003 and 2002, respectively. The crediting rate is based on an agreed upon rate with the issuer, but cannot be less than zero.

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Investments that represent 5 percent or more of the Plan net assets are separately identified in the “Statement of Net Assets Available for Plan Benefits”.

Income Recognition - Interest income is recognized when earned and dividend income is recognized on the date of record. Realized and unrealized gains and losses are determined using the average cost method.

Use of Estimates - The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related Party and Party-in-Interest

The Company, as Plan sponsor, is a related party to the Plan. At December 31, 2003 and 2002, the Plan held shares of ENR Stock with a market value of $89,864,000 and $67,875,000, respectively. Of these shares, the Plan purchased $21,871,000 and sold $24,357,000 of ENR Stock for the year ended December 31, 2003 and for the year ended December 31, 2002, the Plan purchased $13,347,000 and sold $21,847,000.

Vanguard Fiduciary Trust Company as Trustee of the Plan’s assets is a party-in-interest as defined by ERISA. For Plan assets managed by Vanguard, the Plan held $333,087,000 and $255,651,000 of investment funds and short-term investments at December 31, 2003 and 2002, respectively. Of these investments, the Plan purchased $88,103,000 and sold $65,364,000 for the year ended December 31, 2003 and for the year ended December 31, 2002, the Plan purchased $52,351,000 and sold $54,558,000.

These transactions are exempt party-in-interest transactions under Section 408(b)(8) of the ERISA statutes.

NOTE 4 - Income Tax Status

The Plan received a favorable letter of determination from the Internal Revenue Service dated March 27, 2003, indicating compliance with section 401(a) of the Internal Revenue Code and exemption under the provisions of section 501(a). Thus, a provision for a federal income tax is not required in the accompanying financial statements. While the Plan was amended for the inclusion of SWS colleagues, the Company has determined that a new IRS tax determination letter is not warranted at this time. The Company will seek a new letter of determination upon further amendments of the Plan in the future as legally required.

NOTE 5 – Nonparticipant-Directed Investments

The net assets in nonparticipant-directed investments, which are in the ENR Stock Fund, were $22,229,000 and $13,608,000 at December 31, 2003 and 2002, respectively. Information about the changes in net assets relating to the nonparticipant-directed investments is as follows:

(in thousands)	Year ended	Year ended
	December 31, 2003	December 31, 2002

Changes in Net Assets:
Contributions	$5,277	$3,588
Loan Repayments	1,427	1,116
Dividends and interest income	1	0
Net appreciation/(depreciation)	5,701	3,088
Benefits paid	(572)	(361)
Transfers to participant-directed investments	(3,209)	(123)
Other	(4)	0

Total	$8,621	$7,308

NOTE 6 – Other Matters

Net assets transferred from the Pfizer Savings Plan to the Plan included investments in the Pfizer Stock Fund. Participants were not permitted to make contributions to or transfers to this fund and are required to transfer investments in the Pfizer Stock Fund to other investment funds of the Plan before March 28, 2005.

At December 31, 2003, the Pfizer Stock Fund represented 9% of the total plan assets.

NOTE 7 – Investments

For the year ended December 31, 2003 and 2002, the Plan’s investments, including Plan investments held in the Trust, appreciated by $69,065,000 and depreciated by $8,518,000, respectively, as follows. Amounts include gains and losses on investments sold as well as held during the year and are broken out for investments that represent 5% or more of the Plan’s net assets.

	(in thousands)
	Year ended December 31, 2003	Year ended December 31, 2002

Net Appreciation/(Depreciation) in Fair Market Value

Vanguard Index Trust – 500 Portfolio	$13,902	$(14,572)
Vanguard Wellington Fund Investor Shares	5,110	(3,305)
Vanguard Windsor II Fund Investor Shares	6,830	(5,588)
Energizer Holdings, Inc. Common Stock	23,453	23,971
Pfizer, Inc. Common Stock	5,848	0
Other	13,922	(9,024)

	$69,065	$(8,518)

NOTE 8 – Form 5500

For the year ended December 31, 2003 and 2002, there were no reconciling items between the Plan and Form 5500.

ATTACHMENT I
DECEMBER 31, 2003
ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN
EIN 43-1863181 PLAN NO. 90342
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Dollars in Thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current value

*	Vanguard Group	PRIMECAP Fund	$ 12,784	$ 12,443
*	Vanguard Group	500 Index Portfolio	78,122	68,898
*	Vanguard Group	Money Market Reserve Fund - Federal Portfolio	21,843	21,843
*	Vanguard Group	Wellington Fund	34,052	35,579
*	Vanguard Group	Windsor II Fund	31,454	32,503
*	Vanguard Group	International Growth Fund	13,183	11,704
*	Vanguard Group	Investment Contract Trust Fund (Retirement Savings Trust)	96,798	96,798
*	Vanguard Group	Small Cap Index Fund	16,759	18,320
*	Vanguard Group	Explorer Fund	6,110	6,775
*	Vanguard Group	Bond Market Index	10,588	10,699
*	Vanguard Group	LifeStrategy Conservative Growth Fund	3,807	3,830
*	Vanguard Group	LifeStrategy Growth Fund	6,579	6,271
*	Vanguard Group	LifeStrategy Income Fund	3,062	3,127
*	Vanguard Group	LifeStrategy Moderate Growth Fund	4,279	4,297

		Total Investment in Shares in Registered Investment Company	339,420	333,087

*	Energizer Holdings, Inc.	ESOP Common Stock	49,347	89,864
*	Pfizer, Inc.	ESOP Common Stock	12,399	41,861

		Total Investment in Common Stock	61,746	131,725

	JP Morgan Chase Bank	Insurance Contract Separate Account (3/31/04 maturity date, 2.44% interest)	932	932

		Total Insurance Company Contracts	932	932

*	Participant Loans	Notes Receivable from Participants (various maturity dates, 4.75% to 10.50% interest)	9,599	9,599

			$ 411,697	$ 475,343

	* Investment represents allowable transaction with a party-in-interest.

	Note: maturity dates on insurance contracts represent the date when either the entire contract matures or the final portion of the contract matures.

ATTACHMENT II
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS *
ENERGIZER HOLDINGS, INC. SAVINGS INVESTMENT PLAN (EIN 43-1863181)
Year Ended December 31, 2003

	(b) Description of Asset				(f) Expense		(h) Current Value
(a) Identity of	(Include interest rate and	(c) Purchase	(d) Selling	(e) Lease	Incurred with	(g) Cost	Of Asset On	(i) Net
Party Involved	maturity in the case of a loan)	Price	Price	Rental	Transaction	Of Asset	Transaction Date	Gain (Loss)

Vanguard Group	Vanguard 500 Index Fund	$ 16,424,719		$ -	$ -		$ 16,424,719	$ -
Vanguard Group	Vanguard 500 Index Fund		8,245,696	-	-	10,214,225	8,245,696	(1,968,529)
Vanguard Group	Vanguard Federal Money Market	10,772,136		-	-		10,772,136	-
Vanguard Group	Vanguard Federal Money Market		14,052,564	-	-	14,052,564	14,052,564	-
Vanguard Group	Fixed Income Fund	28,285,829		-	-		28,285,829	-
Vanguard Group	Fixed Income Fund		16,220,966	-	-	16,220,966	16,220,966	-
Vanguard Group	Energizer ESOP CS Unrestricted	12,796,405		-	-		12,796,405	-
Vanguard Group	Energizer ESOP CS Unrestricted		17,835,889	-	-	12,514,030	17,835,889	5,321,860
Vanguard Group	Pfizer Stock Fund	14,177,675		-	-		14,177,675	-
Vanguard Group	Pfizer Stock Fund		47,863,078	-	-	14,177,675	47,863,078	33,685,403

* Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 29 CFR 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Energizer Holdings, Inc., as Plan Administrator of the Savings investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By: _____________________________________________
Daniel J. Sescleifer
Executive Vice President and Chief Financial Officer

June 28, 2004

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Accountants